Exhibit 99.(k)(3)

Georgeson Inc.

199 Water Street, 26th floor

New York, NY 10038

T 212 440 9800

F 212 440 9009

www.georgeson.com

June 23, 2009

Morgan Stanley India Investment Fund, Inc.

522 Fifth Avenue, 19th Floor

New York, NY 10036

Re:   Letter of Agreement

This Letter of Agreement, including the Appendix attached hereto (collectively, this “Agreement”), sets forth the terms and conditions of the engagement of Georgeson Inc. (“Georgeson”) by the Morgan Stanley India Investment Fund, Inc. (the “Company”) to act as Information Agent in connection with its rights offer to purchase shares of its own Common Stock (the “Offer”).  The term of the Agreement shall be the term of the Offer, including any extensions thereof.

(a)          Services. Georgeson shall perform the services described in the Fees & Services Schedule attached hereto as Appendix I (collectively, the “Services”).

(b)         Fees.  In consideration of Georgeson’s performance of the Services, the Company shall pay Georgeson the amounts, and pursuant to the terms, set forth on the Fees & Services Schedule attached hereto as Appendix I.

(c)          Expenses.  In connection with Georgeson’s performance of the Services, and in addition to the fees and charges discussed in paragraphs (b) and (d) hereof, the Company agrees that it shall be solely responsible for the following costs and expenses, and that the Company shall, at Georgeson’s sole discretion, (i) reimburse Georgeson for such costs and expenses actually incurred by Georgeson, (ii) pay such costs and expenses directly and/or (iii) advance sufficient funds to Georgeson for payment of such costs and expenses:

•                  expenses incidental to the Offer, including postage and freight charges incurred in delivering Offer materials;

•                  expenses incurred by Georgeson in working with its agents or other parties involved in the Offer, including charges for bank threshold lists, data processing, telephone directory assistance, facsimile transmissions or other forms of electronic communication;

•                  expenses incurred by Georgeson at the Company’s request or for the Company’s convenience, including copying expenses, expenses relating to the printing of additional and/or supplemental material and travel expenses of Georgeson’s executives;

•                  any other fees and expenses authorized by the Company and resulting from extraordinary contingencies which arise during the course of the Offer, including fees and expenses for advertising (including production and posting), media relations, stock watch and analytical services.

(d)         Custodial Charges.  Georgeson will direct banks and brokers to invoice the Company directly for expenses resulting from the forwarding of offering materials to beneficial owners.  The Company will reimburse banks and brokers for invoiced expenses directly but may require Georgeson’s assistance with validation of said invoices.

(e)          Compliance with Applicable Laws.  The Company and Georgeson hereby represent to one another that each shall use its best efforts to comply with all applicable laws relating to the Offer, including, without limitation, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(f)            Indemnification.  Georgeson shall at all times act in good faith and agrees to use its best efforts to carry out all services performed under this Agreement.  The Company agrees to indemnify and hold harmless Georgeson and its stockholders, officers, directors, employees, agents and affiliates against any and all claims, costs, damages, liabilities, judgments and expenses, including the fees, costs and expenses of counsel retained by Georgeson, which result from claims, actions, suits, subpoenas, demands or other proceedings brought against or involving Georgeson (collectively, “Claims”) which directly relate to or arise out of Georgeson’s performance of the Services (except for costs, damages, liabilities, judgments or expenses which shall have been determined by a court of law pursuant to a final and nonappealable judgment to have directly resulted from Georgeson’s gross negligence or intentional misconduct).  After receipt of notice of any Claim, Georgeson shall promptly notify the Company in writing, if, in any respect, the Claim is made against the Company.  The Company shall be entitled to participate at its own expense in the defense of such Claim.  In addition, the prevailing party shall be entitled to reasonable attorneys’ fees and court costs in any action between the parties to enforce the provisions of this Agreement, including the indemnification rights contained in this paragraph. The indemnity obligations set forth in this paragraph shall survive the termination of this Agreement.  Neither party to this Agreement shall be liable to the other party for any consequential, indirect, special or incidental damages under any provisions of this Agreement or for any consequential, indirect, penal, special or incidental damages arising out of any act or failure to act hereunder even if that party has been advised of or has foreseen the possibility of such damages.

(g)         Governing Law.  This Agreement shall be governed by the substantive laws of the State of New York without regard to its principles of conflicts of laws, and shall not be modified in any way, unless pursuant to a written agreement which has been executed by each of the parties hereto.  The parties agree that any and all disputes, controversies or claims arising out of or relating to this Agreement (including any breach hereof) shall be subject to the jurisdiction of the federal and state courts in New York County, New York and the parties hereby waive any defenses on the grounds of lack of personal jurisdiction of such courts, improper venue or forum non conveniens.  THE PARTIES UNCONDITIONALLY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL FOR ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF, DIRECTLY OR INDIRECTLY, THIS AGREEMENT.

(h)         Exclusivity.  The Company agrees and acknowledges that Georgeson shall be the sole Information Agent retained by the Company in connection with the Offer, and that the Company shall refrain from engaging any other Information Agent to render any Services, in a consultative capacity or otherwise, in relation to the Offer.

(i)             Additional Services.  In addition to the Services, the Company may from time to time request that Georgeson provide it with certain additional consulting or other services.  The Company agrees that Georgeson’s provision of such additional services shall be governed by the terms of a separate agreement to be entered into by the parties at such time or times, and that the fees charged in connection therewith shall be at Georgeson’s then-current rates.

(j)             Confidentiality.  Georgeson agrees to preserve the confidentiality of (i) all material non-public information provided by the Company or its agents for Georgeson’s use in fulfilling its obligations hereunder and (ii) any information developed by Georgeson based upon such material non-public information (collectively, “Confidential Information”).  For purposes of this Agreement, Confidential Information shall not be deemed to include any information which (w) is or becomes generally available to the public in accordance with law other than as a result of a disclosure by Georgeson or any of its officers, directors, employees, agents or affiliates; (x) was available to Georgeson on a nonconfidential basis and in accordance with law prior to its disclosure to Georgeson by the Company; (y) becomes available to Georgeson on a nonconfidential basis and in accordance with law from a person other than the Company or any of its officers, directors, employees, agents or affiliates who is not otherwise bound by a confidentiality agreement with the Company or is not otherwise prohibited from transmitting such information to a third party; or (z) was independently and lawfully developed by Georgeson based on information described in clauses (w), (x) or (y) of this paragraph. The Company agrees that all reports, documents and other work product provided to the Company by Georgeson pursuant to the terms of this Agreement are for the exclusive use of the Company and may not be disclosed to any other person or entity without the prior written consent of Georgeson. The confidentiality obligations set forth in this paragraph shall survive the termination of this Agreement.

(k)          Entire Agreement; Appendix.  This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof.  The Appendix to this Agreement shall be deemed to be incorporated herein by reference as if fully set forth herein.  This Agreement shall be binding upon all successors to the Company or Georgeson (by operation of law or otherwise).

(l)             Assignment/Delegation.  Neither this Agreement nor any rights or obligations hereunder may be assigned or delegated by either party without the written consent of the other party.

(m)       Severability.  If any provision of this Agreement shall be held invalid, unlawful or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired.

(n)         Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement.

(o)         Merger of Agreement.  This Agreement constitutes the entire agreement between the parties hereto and supercedes any prior agreement with respect to the subject matter hereof whether oral or written.

(p)         No Publicity.  Georgeson agrees not to disclose the identity of Company or its Affiliates or any of their directors, officers, managers, employees, consultants or agents as a customer or prospective customer of Georgeson or the existence or nature of this Agreement.  The obligations set forth in this paragraph shall survive the termination of this Agreement.

(q)         Amendment.  This Agreement may be amended or modified only by written agreement between the parties hereto and, to the extent required, authorized or approved by a resolution of the Board of Directors of the Company.

(r)            Termination.  This Agreement may be terminated: (a) by either party upon a material breach of this Agreement which remains uncured for 30 days after written notice of such breach has been provided; or (b) 30 days’ written notice has been provided by either party to the other.

If the above is agreed to by you, please execute and return the enclosed duplicate of this Agreement to Georgeson Inc., 199 Water Street – 26th Floor, New York, New York 10038, Attention: Jason W. Alexander.

Sincerely,

GEORGESON INC.

		By:	/s/ Jason W. Alexander
Jason W. Alexander

		Title:	Managing Director

Agreed to and accepted as of
the date first set forth above:

MORGAN STANLEY INDIA INVESTMENT FUND, INC.

By:	/s/ Stefanie V. Chang Yu

Title:	Vice President

APPENDIX I

FEES & SERVICES SCHEDULE

BASE SERVICES		$6,000
•	Advance review of Offer documents
•	Strategic advice relating to the Offer
•	Assistance in preparation of advertisements and news releases
•	Dissemination of Offer documents to bank and broker community
•	Communication with bank and broker community during Offer period

ADDITIONAL SERVICES
•	Direct telephone communication with retail (i.e., registered and NOBO shareholders)	TBD
• $5.00 per completed call (incoming and outgoing)

EXPENSES		TBD
•	Telephone expenses not to exceed $5,000 without management approval
•	Approximate mailing expenses not to exceed $4,000 without management approval
•	Miscellaneous out-of-pocket expenses not to exceed $2,400 without management approval

NOTE: The foregoing fees are exclusive of reimbursable expenses and custodial charges as described in paragraphs (c) and (d) of this Agreement.  In addition, the Company will be charged a fee of $1,000 if the Offer is extended for any reason.

FEE PAYMENT INSTRUCTIONS

The Company shall pay Georgeson as follows:

•                  Upon execution of this Agreement, the Company shall pay Georgeson $6,000, which amount is in consideration of Georgeson’s commitment to represent the Company and is non-refundable;

•                  If applicable, immediately prior to the commencement of the mailing, the Company shall advance to Georgeson a portion of anticipated custodial charges; and

•                  Upon completion of the Offer, the Company shall pay Georgeson (i) any variable fees for Additional Services (e.g., telephone calls) which shall have accrued over the course of the Offer and (ii) all reimbursable expenses.

Georgeson will send the Company an invoice for each of the foregoing payments, which invoice will include wire transfer instructions.